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Exhibit 3.7

AMENDMENT TO SECOND AMENDED AND RESTATED
BYLAWS OF
CRIIMI MAE INC.

        Article V, Section 9 of the Second Amended and Restated Bylaws of CRIIMI MAE Inc. is hereby deleted in its entirety and replaced with the following:

        Section 9. Compensation; Removal; Vacancies. The Board of Directors shall have power to fix the compensation of all officers of the Corporation. Subject to any limitation imposed by the rules of the New York Stock Exchange, the Board of Directors may authorize any committee, or officer upon whom the power to appoint subordinate officers may have been conferred, to fix the compensation of officers or subordinate officers, as applicable. The Board of Directors shall have the power, at any regular or special meeting, to remove any officer if, in the judgment of the Board, the best interests of the Corporation will be served by such removal. The Board of Directors may authorize any officer to remove subordinate officers. The removal of any officer shall not prejudice any contract rights thereof. The Board of Directors, at any regular or special meeting, shall have power to fill a vacancy occurring in any office.

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Exhibit 3.7